September 16, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Eco-Stim Energy Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 9, 2014
File No. 333-197634

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2014, with respect to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-197634, filed with the Commission on September 9, 2014 (the “Amendment No. 2”).

We are submitting this letter through EDGAR. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-1 filed September 9, 2014

Selling Shareholders, page 59

1. We note your reference to the Southland no-action letter. The determination of beneficial ownership is a question of fact, and an analysis of all of the relevant circumstances is necessary. Please refer to our Regulation S-K Compliance and Disclosure Interpretation 240.04. Please identify all persons on the ACM Investment Committee who have or share voting and/or dispositive power.

RESPONSE: We acknowledge the Staff’s comment and will revise our disclosure as requested in footnote 1 by including the names of all persons on the ACM Investment Committee who have or share voting and/or dispositive power over such shares in our Rule 424 filing. Revised footnote 1 shall state:

“Includes 1,333,333 shares of common stock issued to ACM in connection with its exercise of the Option; and 1,977,314 shares of common stock issuable upon conversion of the Convertible Note. Voting and dispositive power over the securities owned by ACM is held by John Yonemoto, Gregory B. Bowes, Pieter Wernink, Serdar Saginda, James O’Brien and Michael Warren, who serve on the Investment Committee of Albright Capital Management LLC, the general partner of ACM.”

Securities and Exchange Commission

September 16, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact William Matthew Strock of Vinson & Elkins LLP at (713) 758-3452 or Matthew Wiener of Vinson & Elkins LLP at (713) 758-3268.

Very truly yours,

ECO-STIM ENERGY SOLUTIONS, INC.

By:	/s/ Jon Christopher Boswell
Name:	Jon Christopher Boswell
Title:	Chief Executive Officer

Enclosures

cc:	Angie Kim (Securities and Exchange Commission)
Matt Wiener, Vinson & Elkins LLP